Exhibit 23.2
CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Post-Effective Amendment No. 3 to Registration Statement No. 333-191106 on Form S-11 of our report dated, February 27, 2015, related to the statement of revenues and certain operating expenses of 2819 Loker Avenue East, an industrial building located in Carlsbad, California, for the year ended December 31, 2013, appearing in the Current Report on Form 8-K/A filed with the SEC on February 27, 2015 (which reports on the statement of revenues and certain operating expenses expresses an unqualified opinion and includes explanatory paragraphs referring to the purpose of the statement), and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ Saville Dodgen & Company, PLLC

Dallas, Texas
March 5, 2015